Indeck Maine Energy, L.L.C.

                        Financial Statements

                  December 31, 2003, 2002 and 2001

                        Report of Independent Accountants

Members'
Indeck Maine Energy, L.L.C.



We have audited the accompanying balance sheet of Indeck Maine Energy, L.L.C. as of December 31, 2003 and the related statement of operations, changes in members' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Indeck Maine Energy, L.L.C. at December 31, 2003, and the results of their operations and their cash flows for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.




/s/ Perelson Weiner, LLP

New York, NY
March 26, 2004

                        Report of Independent Accountants


To the Members of
Indeck Maine Energy, L.C.C.:

In our opinion, the accompanying balance sheets and the related statements of operations, changes in members' deficit and of cash flows present fairly, in all material respects, the financial position of Indeck Maine Energy, L.L.C. (the "Company") at December 31, 2002, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the financial statements, the Company has temporarily suspended operations and is dependent on the continuing financial support of the members.



/s/ PricewaterhouseCoopers LLP
Florham Park, NJ
April 3, 2003

Indeck Maine Energy, L.L.C.
Balance Sheets
--------------------------------------------------------------------------------
                                                            December 31,
                                                   -----------------------------
                                                        2003            2002
                                                   ------------    -------------
Assets:
Cash and cash equivalents ......................   $    195,210    $      6,270
Accounts receivable ............................        248,480         488,542
Due from affiliate .............................         70,000            --
Inventories ....................................         60,059         693,733
Prepaid expenses ...............................         12,896          28,581
                                                   ------------    ------------
   Total current assets ........................        586,645       1,217,126
                                                   ------------    ------------
Property, plant and equipment:
   Land ........................................        158,000         158,000
   Power generation facilities .................      4,384,809       4,240,041
   Equipment and other .........................        112,134          98,438
                                                   ------------    ------------
                                                      4,654,943       4,496,479
   Accumulated depreciation ....................     (1,278,855)     (1,033,427)
                                                   ------------    ------------
                                                      3,376,088       3,463,052
                                                   ------------    ------------

Intangible assets ..............................        206,577         206,577
Accumulated amortization .......................        (80,813)        (71,467)
                                                   ------------    ------------
                                                        125,764         135,110
                                                   ------------    ------------
Deposits .......................................        160,000            --
                                                   ------------    ------------
     Total assets ..............................   $  4,248,497    $  4,815,288
                                                   ------------    ------------

Liabilities and Members' Deficit:
Liabilities:
Accounts payable and accrued expenses ..........   $    460,053    $    290,785
Due to affiliates ..............................      2,200,543       2,794,877
Management fee payable .........................        500,000         400,000
Notes payable to members .......................      8,301,000       7,101,000
                                                   ------------    ------------

     Total current liabilities .................     11,461,596      10,586,662

Commitments and contingencies ..................           --              --

Total members' deficit .........................     (7,213,099)     (5,771,374)
                                                   ------------    ------------

     Total liabilities and members' deficit ....   $  4,248,497    $  4,815,288
                                                   ------------    ------------









               See accompanying notes to the financial statements

Indeck Maine Energy, L.L.C.
Statements of Operations
--------------------------------------------------------------------------------

                                            For the year ended December 31,
                                    --------------------------------------------
                                         2003            2002           2001
                                    ------------    ------------    ------------
Power generation
 revenue ........................   $  5,092,698    $  5,237,947    $  5,587,507
Renewable attribute revenue .....      4,500,337       2,008,488            --
                                    ------------    ------------    ------------
 Total revenue ...............         9,593,035       7,246,435       5,587,507

Cost of sales, including
 depreciation and amortization of
 $254,774, $244,464, and
 $206,032 in 2003, 2002 and 2001      10,332,348       9,080,905       6,913,336
                                    ------------    ------------    ------------

Gross loss ......................      (739,313)     (1,834,470)     (1,325,829)

General and
 administrative expenses ........        288,397         299,746         300,112
                                    ------------    ------------    ------------

   Loss from operations .........    (1,027,710)     (2,134,216)     (1,625,941)

Interest income .................         1,037           3,434          11,657

Interest expense ................      (415,052)       (340,212)       (269,216)
                                    ------------    ------------    ------------

   Net loss .....................  $ (1,441,725)   $ (2,470,994)   $ (1,883,500)
                                    ------------    ------------    ------------


























               See accompanying notes to the financial statements.

Indeck Maine Energy, L.L.C.
Statements of Changes in Members' Deficit
For the Years Ended December 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

                                          Indeck
                                          Energy
                                       Services, Inc. Ridgewood
                                                      Maine, LLC        Total
                                           -------   -----------    ------------

Members' deficit, January 1, 2001 ......   $  --      (1,416,880)    (1,416,880)

Net loss ...............................      --      (1,883,500)    (1,883,500)
                                           -------   -----------    -----------

Members' deficit, December 31, 2001 ....      --      (3,300,380)    (3,300,380)

Net loss ...............................      --      (2,470,994)    (2,470,994)
                                           -------   -----------    -----------

Members' deficit, December 31, 2002 ....      --      (5,771,374)    (5,771,374)

Net loss ...............................      --      (1,441,725)    (1,441,725)
                                           -------   -----------    -----------

Members' deficit, December 31, 2003 ....   $  --     $(7,213,099)   $(7,213,099)
                                           -------   -----------    -----------
































               See accompanying notes to the financial statements.

Indeck Maine Energy, L.L.C.
Statements of Cash Flows
--------------------------------------------------------------------------------
                                            For the year ended December 31,
                                     -------------------------------------------
                                         2003           2002           2001
                                     -----------    -----------    -------------

Cash flows from
 operating activities:
  Net loss .......................   $(1,441,725)   $(2,470,994)   $(1,883,500)
                                     -----------    -----------    -----------
  Adjustments to reconcile
   net loss to net cash flows
   used in operating activities
     Depreciation and amortization       254,774        244,464        206,032
     Changes in assets and
      liabilities:
       Decrease (increase) in
        accounts receivable ......       240,062        117,547       (458,177)
       Decrease (increase) in
        inventories ..............       633,674       (213,311)      (336,127)
       Decrease (increase) in
        prepaid expenses .........        15,685        (22,880)       129,916
       Increase in deposits ......      (160,000)          --             --
       Increase (decrease) in
        accounts payable and
        accrued expenses .........       169,268       (186,397)       189,802
       (Decrease) increase in
        due to/from
        affiliates, net ..........      (664,334)     1,550,874        827,582
       Increase in management
        fee payable ...............      100,000        100,000        100,000
                                     -----------    -----------    -----------
     Total adjustments ...........       589,129      1,590,297        659,028
                                     -----------    -----------    -----------
     Net cash used in
      operating activities .......      (852,596)      (880,697)    (1,224,472)
                                     -----------    -----------    -----------

Cash flows from
  investing activities:
Capital expenditures .............      (158,464)      (482,831)      (395,263)
                                     -----------    -----------    -----------
    Net cash used in
     investing activities ........      (158,464)      (482,831)      (395,263)

Cash flows from
  financing activities
  Issuance of notes
   payable .......................     1,200,000      1,300,000      1,000,000
                                     -----------    -----------    -----------
     Net cash provided by
       financing activities ......     1,200,000      1,300,000      1,000,000
                                     -----------    -----------    -----------

Net increase (decrease) in
  cash and cash equivalents ......       188,940        (63,528)      (619,735)

Cash and cash
 equivalents, beginning of year ..         6,270         69,798        689,533
                                     -----------    -----------    -----------

Cash and cash
equivalents, end of year .........   $   195,210    $     6,270    $    69,798
                                     -----------    -----------    -----------











               See accompanying notes to the financial statements.

Indeck Maine Energy, L.L.C.
Notes to Financial Statements
--------------------------------------------------------------------------------

1. Description of Business

Indeck Maine Energy, L.L.C. (the "Company") is a limited liability company formed on April 1, 1997 by Indeck Energy Services, Inc. ("IES") for the purpose of acquiring, operating and managing two 24.5 megawatt wood-fired electric generation facilities (the "Facilities") located in Maine. The Facilities commenced operations on June 10, 1997. On June 11, 1997, Ridgewood Maine, LLC ("Ridgewood"), which is owned equally by Ridgewood Electric Power Trust IV and Ridgewood Electric Power Trust V, purchased a 50% membership interest in the Company from IES for $14,000,000. Of this purchase price, $4,857,015 was contributed to the Company and the remainder was retained by the other members.

In accordance with the Operating Agreement, fiscal year allocations are to be made to the members as follows:

a. Allocation of Profits and Losses
First, profits shall be allocated to each member, other than Ridgewood, until the cumulative amount of profits allocated is equal to the amount of distributions made or to be made to each member pursuant to the distributions provisions of the Operating Agreement.

Second, all remaining profits and losses shall be allocated to Ridgewood. Also, all depreciation shall be allocated to Ridgewood.

Losses and depreciation allocated to members in accordance with the Operating Agreement may not exceed the amount that would cause such members to have an Adjusted Capital Account Deficit, as defined, at the end of such year. All losses and depreciation in excess of this limitation shall be allocated to the remaining members who will not be subject to this limitation, in proportion to and to the extent of their positive Capital Account Balances, as defined.

Also, if in any fiscal year a member unexpectedly receives an adjustment, allocation or distribution as described in the Operating Agreement, and such allocation or distribution causes or increases an Adjusted Capital Account Deficit for such fiscal year, such member shall be allocated items of income and gain in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible.

b. Distributions of Net Cash Flows From Operations
First, the Company shall distribute to Ridgewood 100% of Net Cash Flow From Operations, as defined, until Ridgewood has received the full amount of any unpaid portion of Ridgewood's Priority Return From Operations, as defined, for any preceding fiscal year.

Ridgewood's Priority Return From Operations is an amount equal to 18% per annum of $14 million, increased by the amount of any additional contribution made by Ridgewood and reduced by the amount of distributions to Ridgewood of Net Cash Flow From Capital Events, as defined.

Second, the Company shall distribute to Ridgewood 100% of Net Cash Flow From Operations until Ridgewood has received Ridgewood's Priority Return From Operations for the current fiscal year.

Third, the Company shall distribute 100% of Net Cash Flow From Operations to the members, other than Ridgewood, in accordance with the respective interests of such members until such members have collectively received an amount equal to the amount distributed to Ridgewood during the current fiscal year.

Fourth, the Company shall thereafter distribute any remaining balance of Net Cash Flow From Operations 25% to Ridgewood and 75% to the remaining members, in accordance with the respective interest of such members, until such time as Ridgewood has received aggregate distributions equal to Ridgewood's Initial Capital Contribution, as defined. At such time, the distribution percentages shall be amended to 50% Ridgewood and 50% to the remaining members.

c. Distributions of Net Cash Flow From Capital Events
The Company shall distribute Net Cash Flow From Capital Events, as defined, 50% to Ridgewood and 50% to the remaining members, in accordance with the respective interests of such members. Net Cash Flow from Capital Events is defined as any cash received from any source other than Net Cash Flow From Operations.

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including bad debts, recoverable value of fixed assets, intangible assets and recordable liabilities for litigation and other contingencies. The Company bases its estimates on historical experience, current and expected conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

New Accounting Standards and Disclosures

SFAS 143
In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, Accounting for Asset Retirement Obligations, on the accounting for obligations associated with the retirement of long-lived assets. SFAS 143 requires a liability to be recognized in the financial statements for retirement obligations meeting specific criteria. Measurement of the initial obligation is to approximate fair value, with an equivalent amount recorded as an increase in the value of the capitalized asset. The asset will be depreciated in accordance with normal depreciation policy and the liability will be adjusted for the time value of money, with a charge to the income statement, until the obligation is settled. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company adopted SFAS 143 effective January 1, 2003, with no material impact on the financial statements.

SFAS 145
In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction. SFAS No. 145 eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company adopted SFAS 145 effective January 1, 2003, with no material impact on the financial statements.

SFAS 146
In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. The Company adopted SFAS 146 effective January 1, 2003, with no material impact on the financial statements.

FIN 45
In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002. The Company adopted the disclosure provisions of FIN 45 during the fourth quarter of 2002 with no material impact to the financial statements.

SFAS 149
In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149 effective July 1, 2003, with no material impact on the financial statements.

SFAS 150
In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. The Company adopted SFAS 150 effective July 1, 2003, with no material impact on the financial statements.

Significant Accounting Policies

Cash and cash equivalents
The Company considers all highly liquid investments with maturities when purchased of three months or less, as cash and cash equivalents. Cash balances with banks as of December 31, 2003, exceed insured limits by approximately $90,000.
Trade receivables
Trade receivables are recorded at invoice price and do not bear interest. No allowance for bad debt expense was provided based upon historical write-off experience, evaluation of customer credit condition and the general economic status of the customer.

Revenue recognition
Power generation revenue is recorded in the month of delivery, based on the estimated volumes sold to customers at rates stipulated in the power sales contract. Adjustments are made to reflect actual volumes delivered when the actual volumetric information subsequently becomes available. Billings to customers for power generation generally occurs during the month following delivery. Final billings typically do not vary significantly from estimates.

Renewable attribute revenue is derived from the sale of the renewable portfolio standard attributes ("RPS Attributes"). As discussed in Note 7, qualified renewable electric generation facilities produce RPS Attributes when they generate electricity. RPS Attributes have various classes, with each class assigned a limited life. Renewable attribute revenue is recorded in the month the attributes are produced as the Company has substantially completed its obligations for entitled benefits, represented by the underlying generation of power within specific environmental requirements.

Interest income is recorded when earned.

Inventories
Inventories, consisting of wood, are stated at the lower of cost or fair market value, with cost being determined on the first-in, first-out method.


Impairment of Long-Lived Assets and Intangibles
In accordance with the provisions of SFAS No. 144, the Company evaluates long-lived assets, such as fixed assets and specifically identifiable intangibles, when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is made by comparing the carrying value of an asset to the estimated undiscounted cash flows attributable to that asset. If an impairment has occurred, the impairment loss recognized is the amount by which the carrying value exceeds the discounted cash flows attributable to the asset or the estimated fair value of the asset.

Property, plant and equipment
Property, plant and equipment, consisting of land and machinery and equipment, are stated at cost. Plant and equipment, consists principally of electrical generating equipment. Renewals and betterments that increase the useful lives of the assets are capitalized. Repair and maintenance expenditures are expensed as incurred. The Company periodically assesses the recoverability of plant and equipment, and other long-term assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Depreciation is recorded using the straight-line method over the estimated useful life of the assets, ranging from 5 to 20 years with a weighted average of 18 years for the years ended December 31, 2003 and 2002. For the years ended December 31, 2003, 2002 and 2001, the Company recorded depreciation expense of $245,428, $233,319 and $192,750, respectively.

Intangible assets
Intangible assets are amortized over 5 to 20 years on a straight-line basis. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable For the years ended December 31, 2003, 2002 and 2001, the Company recorded amortization expense of $9,346, $11,145 and $13,282, respectively.

Significant Customers
During 2003, the Company's two largest customers accounted for 48% and 47% of total revenues. During 2002, the Company's two largest customers accounted for 67% and 32% of total revenues. During 2001, the Company's two largest customers accounted for 75%, and 23% of total revenues.

Income taxes
No provision is made for income taxes in the accompanying financial statements as the income or loss of the Company is passed through and included in the tax returns of the members.

Reclassification
Certain items in previously issued financial statements have been reclassified for comparative purposes. This had no effect on income or loss.

3. Notes Payable

Notes payable consist of the following at December 31, 2003 and 2002:

                                                           2003         2002
                                                       -----------   -----------
Note payable to IES (a member),  due
on demand with  interest at 5% ...................      $4,150,500   $3,550,500

Note  payable to  Ridgewood  (a  member),
due on demand with interest at 5% ...................    4,150,500    3,550,500
                                                       -------------------------
                                                        $8,301,000   $7,101,000
                                                       -------------------------

Accrued interest on the notes payable to members, included, on a net basis, in Due to Affiliates at December 31, 2003 and 2002 is as follows:

                                                               2003       2002
                                                            ---------  ---------
Accrued interest to IES ..................................   $682,435   $474,909
Accrued interest to Ridgewood Electric Power Trust IV ....    341,218    237,455
Accrued interest to Ridgewood Electric Power Trust V .....    341,218    237,455


4. Operating Status

One project has temporarily suspended its operations. It is management's intent to restart the Jonesboro plant in the second quarter of 2004. Based on forecasts related to the operation of the Facilities, management believes that the Company will be able to recover the carrying value of its long-lived assets and meet its financial obligations. The members intend to continue providing the necessary financial support to the Company for the foreseeable future and to not demand payment, within the next twelve months, of the notes payable discussed in Note
3. During the first quarter of 2003, Ridgewood and IES each advanced $600,000 to the Company.

5. Related Party Transactions

The Company is required to pay certain members a fee for management services of $100,000 per year. Additional management fees of up to $200,000 per year may be payable contingent upon achieving positive Net Cash Flow from Operations and Capital Events, as defined, and is subordinated to Ridgewood's Priority Return from Operations, as defined. No contingent management fee has been accrued as of December 31, 2003 or 2002. Amounts of $500,000 and $400,000 for 2003 and 2002,
respectively, are recorded in management fee payable in the Balance Sheets.

Under an Operating Agreement with Ridgewood Electric Power Trust IV and Ridgewood Electric Power Trust V ("the Trusts"), Ridgewood Power Management LLC ( "Ridgewood Management"), an entity related to the managing shareholder of the Trusts through common ownership, provides management, purchasing, engineering, planning and administrative services to the Company. Ridgewood Management charges the Company at its cost for these services and for the allocable amount of certain overhead items. Allocations of costs are on the basis of identifiable direct costs, time records or in proportion to amounts invested in projects managed by Ridgewood Management. During the years ended December 31, 2003, 2002 and 2001, Ridgewood Management charged the Company $253,632, $310,607 and $205,120, respectively, for overhead items allocated in proportion to the amount invested in projects managed. Ridgewood Management also charged the Company for all of the remaining direct operating and non-operating expenses incurred during the periods.

From time to time, the Company records short-term payables and receivables from other affiliates in the ordinary course of business. The amounts payable and receivable with the other affiliates do not bear interest. At December 31, 2003 and 2002, the Company had outstanding payables and receivables, with the following affiliates:




                                          As of December 31,
                                   Due From               Due To
                             -------------------------------------------
                                  2003    2002       2003         2002
                             -----------------   -----------------------
Ridgewood Power Management   $     --     $--    $  763,670   $  894,057
Ridgewood Electric
 Power Trust IV ..........         --      --        42,943      238,179
Ridgewood Electric
 Power Trust V ...........         --      --       711,495    1,187,732
IES ......................         --      --       682,435      474,909
Other affiliates .........       70,000    --          --           --
                             ----------   ----   ----------   ----------
Total ....................   $   70,000   $--    $2,200,543   $2,794,877
                             ==========   ====   ==========   ==========


6. Fair Value of Financial Instruments

At December 31, 2003 and 2002, the carrying value of the Company's cash and cash equivalents, accounts receivable and accounts payable and accrued expenses, and management fee payable approximates their fair value. Due to the nature of the Company's relationship with IES and Ridgewood, the fair value of the notes payable is not determinable.

7. Approval of Qualification

In 1997, Massachusetts enacted the Electric Restructuring Act of 1997 (the "Restructuring Act"). Among other things, the Restructuring Act requires that all retail electricity suppliers in Massachusetts (i.e. those entities supplying electric energy to retail end-use customers in Massachusetts) purchase a minimum percentage of their electricity supplies from qualified new renewable generation units powered by one of several renewable fuels, such as solar, biomass or landfill. Beginning in 2003, each such retail supplier must obtain at least one (1%) percent of its supply from qualified new renewable generation units. Each year thereafter, the requirement increases one-half of one percentage point until 2009, when the requirement equals four (4%) percent of each retail supplier's sales in that year. Subsequent to 2009, the increase in the percentage requirement will be determined and set by the DOER.

On July 8, 2002, the Company received a "Statement of Qualification" from the Massachusetts Division of Energy Resources ("DOER") pursuant to the renewable portfolio standards ("RPS") adopted by Massachusetts. Since the Company has been qualified, it may sell to retail electric suppliers the RPS Attributes associated with its electrical energy. Retail electric suppliers need to purchase RPS Attributes associated with renewable energy and not necessarily the energy itself. Thus, electrical energy and RPS Attributes are separable products and need not be sold or purchased as a bundled product. Retail electric suppliers in Massachusetts will then use the purchase of such RPS Attributes to demonstrate compliance with the Restructuring Act and RPS Regulations.

For the years ended December 31, 2003 and 2002, the Company recorded Renewable attribute revenue totaling $4,500,337 and $2,008,488, respectively.